Prospectus Supplement No. 2

Filed pursuant to Rule 424(b)(3)

Registration No. 333-281067

DIH HOLDING US, INC.

Dated February 18, 2025

To the Prospectus dated December 10, 2024

This Prospectus Supplement No. 2 updates, amends and supplements the prospectus dated December 10, 2024, as amended and supplemented by Prospectus Supplement No. 1 dated February 14, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-281067).

This Prospectus Supplement No. 2 is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2024, filed with the United States Securities and Exchange Commission on February 14, 2025, which is set forth below.

This Prospectus Supplement No. 2 is not complete without the Prospectus. This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement No. 2, and is qualified by reference thereto, except to the extent that the information in this Prospectus Supplement No. 2 updates or supersedes the information contained in the Prospectus. Please keep this Prospectus Supplement No. 2 with your Prospectus for future reference.

Our Common Stock and Warrants are traded on The Nasdaq Stock Market LLC under the symbols “DHAI.” and “DHAIW”, respectively. On February 14, 2025, the last reported sale price of our Common Stock was $0.64 per share.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” INCLUDED IN OUR ANNUAL REPORT ON FORM 10-K, as amended by Form 10-K/A, FOR THE YEAR ENDED MARCH 31, 2024 AS WELL AS SUBSEQUENTLY FILED FORM 10-QS BEFORE YOU DECIDE TO INVEST.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT NO. 2 IS NOT COMPLETE AND MAY CHANGE. THIS PROSPECTUS SUPPLEMENT NO. 2 IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this Prospectus Supplement No. 2 is February 18, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission File Number: 001-41250

DIH HOLDING US, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	98-1624542
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

77 Accord Park Drive; Suite D-1 Norwell, MA	02061
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 877-944-2200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	DHAI	The Nasdaq Stock Market LLC
Warrants	DHAIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of shares of Registrant’s Class A Common Stock outstanding as of February 7, 2025 was 47,336,304

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q (“Quarterly Report”) contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management and involve risks and uncertainties. Forward-looking statements include statements regarding our plans, strategies, objectives, expectations and intentions, which are subject to change at any time at our discretion. Forward-looking statements include our assessment from time to time of our competitive position, the industry environment, potential growth opportunities, the effects of regulation and events outside of our control, such as natural disasters, wars or health epidemics. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “hopes,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions.

Forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors which could cause the actual results to differ materially from the forward-looking statement. These uncertainties and other factors include, among other things:

●	unexpected technical and marketing difficulties inherent in major research and product development efforts;

●	our ability to remain a market innovator, to create new market opportunities, and/or to expand into new markets;

●	the potential need for changes in our long-term strategy in response to future developments;

●	our ability to attract and retain skilled employees;

●	our ability to raise sufficient capital to support our operations and fund our growth initiatives;

●	unexpected changes in significant operating expenses, including components and raw materials;

●	any disruptions or threatened disruptions to our relations with our resellers, suppliers, customers and employees, including shortages in components for our products;

●	changes in the supply, demand and/or prices for our products;

●	the complexities and uncertainty of obtaining and conducting international business, including export compliance and other reporting and compliance requirements;

●	the impact of potential security and cyber threats or the risk of unauthorized access to our, our customers’ and/or our suppliers’ information and systems;

●	changes in the regulatory environment and the consequences to our financial position, business and reputation that could result from failing to comply with such regulatory requirements;

●	our ability to continue to successfully integrate acquired companies into our operations, including the ability to timely and sufficiently integrate international operations into our ongoing business and compliance programs;

●	failure to develop new products or integrate new technology into current products;

●	unfavorable results in legal proceedings to which we may be subject;

●	failure to establish and maintain effective internal control over financial reporting; and

●	general economic and business conditions in the United States and elsewhere in the world, including the impact of inflation.

ii

You should refer to Part I, Item 1A “Risk Factors” of this Quarterly Report on Form 10-Q together with the Risk Factors disclosed in our Annual Report on Form 10-K for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of the risks, uncertainties and assumptions described under “Risk Factors” and elsewhere, we cannot assure you that the forward-looking statements in this Quarterly Report on Form 10-Q will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report to conform these statements to new information, actual results or changes in our expectations, except as required by law.

The forward-looking statements contained in this report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

iii

DIH HOLDING US, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (in thousands, except share and per share data)

	As of December 31, 2024	As of March 31, 2024
Assets
Current assets:
Cash and cash equivalents	$1,120	$3,225
Accounts receivable, net of allowances of $240 and $667, respectively	3,834	5,197
Inventories, net	7,962	7,830
Due from related party	6,333	5,688
Other current assets	4,909	5,116
Total current assets	24,158	27,056
Property, and equipment, net	714	530
Capitalized software, net	1,768	2,131
Other intangible assets, net	380	380
Operating lease, right-of-use assets, net	3,735	4,466
Other tax assets	152	267
Other assets	907	905
Total assets	$31,814	$35,735
Liabilities and Deficit
Current liabilities:
Accounts payable	$3,945	$4,305
Due to related party	10,213	10,192
Advance payments from customers	9,476	10,562
Current portion of deferred revenue	6,644	5,211
Employee compensation	3,937	2,664
Current maturities of convertible debt, at fair value	1,918	—
Current portion of long-term operating lease	1,331	1,572
Manufacturing warranty obligation	582	513
Accrued expenses and other current liabilities ($1,111 measured at fair value)	9,278	9,935
Total current liabilities	47,324	44,954
Notes payable - related party	8,648	11,457
Non-current deferred revenues	4,986	4,670
Long-term operating lease	2,443	2,917
Convertible debt, net of current maturities, at fair value	693	—
Deferred tax liabilities	221	112
Other non-current liabilities	5,381	4,171
Total liabilities	69,696	68,281
Commitments and contingencies (Note 16)
Deficit:
Preferred stock, $0.00001 par value; 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2024 and March 31, 2024	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 34,861,837 shares issued and outstanding at December 31, 2024; 34,544,935 shares issued and outstanding at March 31, 2024	3	3
Additional paid-in-capital	3,773	2,613
Accumulated deficit	(39,484)	(35,212)
Accumulated other comprehensive income (loss)	(2,174)	50
Total deficit	(37,882)	(32,546)
Total liabilities and deficit	$31,814	$35,735

The accompanying notes are an integral part of these condensed consolidated financial statements.

1

DIH HOLDING US, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) (in thousands, except per share data)

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,
	2024	2023	2024	2023
Revenue	$15,094	$19,011	$50,216	$45,116
Cost of sales	7,858	8,611	23,968	23,911
Gross profit	7,236	10,400	26,248	21,205
Operating expenses:
Selling, general, and administrative expense	8,196	5,443	22,564	17,652
Research and development	1,786	1,659	5,341	4,681
Total operating expenses	9,982	7,102	27,905	22,333
Operating income (loss)	(2,746)	3,298	(1,657)	(1,128)
Other income (expense):
Interest expense	(25)	(185)	(186)	(460)
Other income (expense), net	(590)	237	(1,004)	(181)
Total other income (expense)	(615)	52	(1,190)	(641)
Income (loss) before income taxes	(3,361)	3,350	(2,847)	(1,769)
Income tax expense	367	381	1,425	659
Net Income (loss)	$(3,728)	$2,969	$(4,272)	$(2,428)

Net income (loss) per share, basic and diluted	$(0.11)	$0.12	$(0.12)	$(0.10)
Weighted average common shares outstanding, basic and diluted	34,645	25,000	34,578	25,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

2

DIH HOLDING US, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED) (in thousands)

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,
	2024	2023	2024	2023
Net Income (loss)	$(3,728)	$2,969	$(4,272)	$(2,428)
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments, net of tax of $0	(145)	636	(1,079)	876
Pension liability adjustments, net of tax of $0	(64)	(704)	(1,145)	(1,064)
Other comprehensive loss	(209)	(68)	(2,224)	(188)
Comprehensive income (loss)	$(3,937)	$2,901	$(6,496)	$(2,616)

See accompanying notes to the condensed consolidated financial statements.

3

DIH HOLDING US, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(UNAUDITED) (in thousands, except share data)

	For the Three Months Ended December 31,
	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Equity
	Shares	Amount	Capital	Deficit	Income (Loss)	(Deficit)
Balance, September 30, 2024	34,544,935	$3	$3,323	$(35,756)	$(1,965)	$(34,395)
Net loss	—	—	—	(3,728)	—	(3,728)
Other comprehensive loss, net of tax	—	—	—	—	(209)	(209)
Stock Compensation	316,902	—	450	—	—	450
Balance, December 31, 2024	34,861,837	$3	$3,773	$(39,484)	$(2,174)	$(37,882)

	Shares(1)	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity (Deficit)
Balance, September 30, 2023	25,000,000	$2	$(1,898)	$(32,166)	$(409)	$(34,471)
Net Income	—	—	—	2,969	—	2,969
Other comprehensive loss, net of tax	—	—	—	—	(68)	(68)
Balance, December 31, 2023	25,000,000	$2	$(1,898)	$(29,197)	$(477)	$(31,570)

(1) All outstanding share and per-share amounts have been restated to reflect the reverse recapitalization as established in the Business Combination Agreement as described in Note 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

DIH HOLDING US, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(UNAUDITED) (in thousands, except share data)

	For the Nine Months Ended December 31,
	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Equity
	Shares	Amount	Capital	Deficit	Income (Loss)	(Deficit)
Balance, March 31, 2024	34,544,935	$3	$2,613	$(35,212)	$50	$(32,546)
Net loss	—	—	—	(4,272)	—	(4,272)
Out of period adjustment related to reverse recapitalization (Note 2)	—	—	710	—	—	710
Other comprehensive loss, net of tax	—	—	—	—	(2,224)	(2,224)
Stock Compensation	316,902	—	450	—	—	450
Balance, December 31, 2024	34,861,837	$3	$3,773	$(39,484)	$(2,174)	$(37,882)

	Shares(1)	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity (Deficit)
Balance, March 31, 2023	25,000,000	$2	$(1,898)	$(26,769)	$(289)	$(28,954)
Net loss	—	—	—	(2,428)	—	(2,428)
Other comprehensive loss, net of tax	—	—	—	—	(188)	(188)
Balance, December 31, 2023	25,000,000	$2	$(1,898)	$(29,197)	$(477)	$(31,570)

(1). All outstanding share and per-share amounts have been restated to reflect the reverse recapitalization as established in the Business Combination Agreement as described in Note 1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

DIH HOLDING US, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) (in thousands)

	For the Nine Months Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(4,272)	$(2,428)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	611	230
Provision for credit losses	(427)	(815)
Allowance for inventory obsolescence	(67)	705
Stock compensation	450	—
Pension contributions	(475)	(456)
Pension expense	238	201
Change in fair value of convertible debt and warrant liability	1,193	—
Foreign exchange (gain) loss	(241)	181
Noncash lease expense	1,263	1,165
Noncash interest expense	—	19
Deferred and other noncash income tax (income) expense	257	(237)
Changes in operating assets and liabilities:
Accounts receivable	1,762	1,298
Inventories	(106)	(2,186)
Due from related parties	(1,079)	(294)
Due to related parties	100	1,910
Other assets	114	(2,540)
Operating lease liabilities	(1,275)	(1,352)
Accounts payable	(336)	1,484
Employee compensation	1,276	(603)
Other liabilities	157	205
Deferred revenue	1,819	807
Manufacturing warranty obligation	75	189
Advance payments from customers	(1,036)	4,992
Accrued expense and other current liabilities	(849)	702
Net cash provided by (used in) operating activities	(848)	3,177
Cash flows from investing activities:
Purchases of property and equipment	(444)	(135)
Net cash used in investing activities	(444)	(135)
Cash flows from financing activities:
Proceeds from issuance of convertible debt, net of issuance costs	2,809	—
Payment on convertible debt	(471)	—
Payments on related party notes payable	(3,156)	(4,543)
Net cash used in financing activities	(818)	(4,543)
Effect of currency translation on cash and cash equivalents	5	5
Net decrease in cash, and cash equivalents, and restricted cash	(2,105)	(1,496)
Cash, cash equivalents and restricted cash - beginning of period	3,225	3,175
Cash, cash equivalents and restricted cash- end of period	$1,120	$1,679

Supplemental disclosure of cash flow information:
Interest paid	$218	$442
Income tax paid	$15	$—
Supplemental disclosure of non-cash investing and financing activity:
Out of period adjustment related to reverse recapitalization (Note 2)	$710	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

6

DIH HOLDING US, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (in thousands, except share and per share data)

1. Business and Organization

Description of Business

DIH Holding US, Inc., a Delaware corporation and its consolidated subsidiaries are referred to in this Form 10-Q as “we,” “our,” “us,” the “Company,” or “DIH.” DIH is a global provider of advanced robotic devices used in physical rehabilitation, which incorporate visual stimulation in an interactive manner to enable clinical research and intensive functional rehabilitation and training in patients with walking impairments, reduced balance and/or impaired arm and hand functions. The Company’s fiscal year ends on March 31.

Merger/Business Combination with Aurora Technology Acquisition Corp.

On February 7, 2024 (the “Closing Date”), ATAK, Aurora Technology Merger Sub (“Merger Sub”) and DIH Holding US, Inc., a Nevada corporation (“Legacy DIH” or “DIH Nevada”) consummated a previously announced business combination pursuant to a business combination agreement dated as of February 26, 2023 (as amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”) following the receipt of the required approval by ATAK’s and DIH Nevada’s shareholders and the fulfillment or waiver of other customary closing conditions. Legacy DIH historically existed and functioned as part of the business of DIH Technology Ltd. (“DIH Cayman”). Upon the closing of the Business Combination, the Company owns 100% of DIH Nevada, which owns 100% of DIH US Corp. DIH US Corp owns five commercial entities located in the USA, Chile, Slovenia, Germany, and Singapore. Additionally, the Company owns 100% of Hocoma Medical GmbH, which contains the net operating assets used in the manufacturing process of the company’s products. These assets were transferred from Hocoma AG, as of July 1, 2021. The intellectual property (“IP”) of Hocoma AG was transferred to the commercial entity located in the USA. The legal entities of Hocoma AG and Motekforce Link BV and its subsidiaries (“Motek Group”) remained with DIH Cayman and were excluded from the condensed Consolidated Financial Statements. The Company agreed to use its best efforts to complete the reorganization as defined in the Business Combination Agreement as soon as possible thereafter. The reorganization has not been completed as of the date these financial statements were issued.

On February 8, 2024, the Company entered into a subscription agreement with OrbiMed, an existing shareholder of DIH Cayman. Pursuant to the agreement, the Company will issue 150,000 shares of its Class A common stock, par value $0.0001 per share (“Common Stock”) at a purchase price of $10.00 per share for aggregate purchase price of $1.5 million together with warrants to purchase an additional 300,000 shares of Common Stock with an exercise price of $10.00. The transaction has not closed as of the date the financial statements were issued.

Liquidity and Going Concern

Under Accounting Standards Codification (“ASC”) 205-40, Going Concern, the Company is required each reporting period, to evaluate whether there is substantial doubt regarding its ability to continue as a going concern. The accompanying condensed consolidated financial statements are prepared in accordance with with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) applicable to a going concern. This presentation contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and does not include any adjustments that might be necessary if it is unable to continue as a going concern.

As of December 31, 2024, the Company had $1.1 million in cash and cash equivalents. The Company’s net losses began in 2020 and continued through the nine months ended December 31, 2024. The Company’s historical operating losses resulted in an accumulated deficit of $39.5 million as of December 31, 2024. Operating losses were mainly driven by decreased sales during the COVID-19 pandemic due to social distancing measures that affected demand for rehabilitation services, increased expenditures in connection with its implementation of a new financial system (Oracle) and increased compliance costs associated with the European Union Medical Device Regulation (EU MDR). Additionally, DIH had elevated costs related to efforts of adopting to public company standards. During the nine months ended December 31, 2024, the Company had negative cash flows from operating activities, negative operating results and negative working capital.

The Company has three notes payable to a related party which are included in “Notes payable - related party”. Each note is due on June 30, 2026 with an interest rate of 1.25% as further discussed in Note 13 to the Condensed Consolidated Financial Statements. The Company has made periodic payments on the principal and interests on the notes payable historically.

7

On June 6, 2024, the Company issued $3.3 million in principal amount of convertible debt that matures on December 7, 2025. Beginning on the November 1, 2024, the Company will be required to redeem a portion of the total amount in cash or in shares of Common Stock with the election to extend the maturity date by six months as further discussed in Note 12 to the Condensed Consolidated Financial Statements. The Company has made the required redemption payments in accordance with the terms of the convertible debt agreement.

On February 3, 2025, the Company closed an offering of 5,937,100 units (“Units”), each consisting of one share of common stock, par value $0.0001 per share , and one warrant (the “Class A warrant”) to purchase one share of common stock at a public offering price of $0.7832 per Unit, resulting a net proceeds of $3.9 million, see Note 19 for further information.

Although the Company has recently closed a debt financing and an equity offering, the conditions described above continue to raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of this filing.

The Company’s revenue has increased by 11.3% to $50,216 for the nine months ended December 31, 2024 from $45,116 for the nine months ended December 31, 2023. Historically, the Company’s sources of liquidity have been predominantly from proceeds received from product sales and services provided. The Company anticipates sources of liquidity to include cash on hand and cash flow from operations. The Company continues to explore financing alternatives in debt or equity to fund its ongoing operations and to fulfill current obligations. The Company continues to take steps to streamline its organization and cost structure as well as improve future revenue growth.

The Company’s future liquidity needs may vary materially from those currently planned and will depend on many factors, including the more aggressive and expansive growth plan, or for any unforeseen reductions in demand, and the availability of debt or equity funding upon terms and conditions acceptable to the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

On February 7, 2024, the Company consummated the Business Combination and became a publicly-traded company and its financial statements are now presented on a consolidated basis. Prior to the Business Combination, the Company’s historical financial statements were prepared on a combined basis derived from DIH Cayman.

In connection with the Closing of the Business Combination and in accordance with the terms of the Business Combination Agreement, ATAK agreed to waive the closing condition that the reorganization be completed prior to Closing. The Company has recast historical financial statements filed in the registration statements to exclude assets, liabilities and results of operations of entities that are not controlled by the Company as of December 31, 2024. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements for all periods presented, including historical periods prior to February 7, 2024, are now referred to as “Consolidated financial statements” and have been prepared in conformity with U.S. GAAP. During the three months ended June 30, 2024, the Company recorded an out of period adjustment to reduce accounts payable and increase additional paid in capital related to payments made as part of the reverse recapitalization that were not previously recorded.

While the Company’s businesses have historically functioned together with the other businesses controlled by DIH Cayman, the Company’s businesses are largely isolated and not dependent on corporate or other support functions. DIH Cayman did not have significant corporate or operational activity and does not have shared services that it provides to its subsidiaries. The Company considered allocations from the DIH Cayman and its subsidiaries but they are insignificant because of the organizational structure such that the Company has been operating on a standalone basis historically.

As of December 31, 2024 and March 31, 2024, DIH Cayman remains the largest shareholder of the Company and continues to own 100% interest in DIH International (“DIH Hong Kong”). In the three and nine months ended December 31, 2023, legacy DIH and DIH Hong Kong were wholly owned subsidiaries of DIH Cayman. Transactions with DIH Cayman, DIH Hong Kong and its subsidiaries are disclosed as related party transactions in Note 13.

The condensed consolidated financial statements (the “financial statements”) have been prepared in accordance with U.S. GAAP for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the financial statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments, including normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position and operating results have been included. All intercompany balances and transactions within the Company have been eliminated in the financial statements. Operating results for the three and nine months ended December 31, 2024 and 2023 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. The March 31, 2024 period presented on the Condensed Consolidated Balance Sheet was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. The following tables and footnotes are presented in thousands of U.S. dollars unless otherwise stated. These condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended March 31, 2024.

8

Foreign Currency Reporting

The functional currency for the Company’s non-U.S. subsidiaries is their local currency. The assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect as of the balance sheet date. Revenues and expenses are translated at the average exchange rates for each respective reporting period. Adjustments resulting from translating local currency financial statements into U.S. dollars are reflected in accumulated other comprehensive income (loss).

Transactions denominated in currencies other than the functional currency are remeasured based on the exchange rates at the time of the transaction. Foreign currency gains and losses arising primarily from changes in exchange rates on foreign currency denominated intercompany transactions and balances between foreign locations are recorded in the condensed consolidated statements of operations. Realized and unrealized gains (losses) resulting from transactions conducted in foreign currencies for the three months ended December 31, 2024 and 2023 were $203 and $237, respectively, and $241 and $(181) for the nine months ended December 31, 2024 and 2023, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates made by management in connection with the preparation of the accompanying condensed consolidated financial statements include the useful lives of long-lived assets, inventory valuations, the allocation of transaction price among various performance obligations, valuation of securities, the allowance for credit losses, the fair value of financial assets, liabilities, actuarial valuation of pensions and realizability of deferred income tax asset or liabilities. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk primarily consists of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with highly-rated financial institutions and limits the amount of credit exposure to any one entity, and at times, such balances with any one institution may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limits. We believe we do not have any significant credit risk on our cash and cash equivalents. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers which is limited to the amounts recorded on the condensed consolidated balance sheets. The risk associated with this concentration is mitigated by prepayment arrangements and our ongoing credit-review procedures and letters of credit or payment prior to shipment.

Major customers are defined as those individually comprising more than 10% of our trade accounts receivable or revenues. As of December 31, 2024, one customers comprised 12% of total trade accounts receivables. As of March 31, 2024, no customer comprised more than 10% of total trade accounts receivables. For the three and nine months ended December 31, 2024, one customer comprised 11% and 10% of total revenue, respectively. For the three months ended December 31, 2023, no customer comprised more than 10% of total revenue. For the nine months ended December 31, 2023, one customer comprised 10% of total revenue.

Accounting Pronouncements Recently Adopted

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP and simplifies the diluted earnings per share (“EPS”) calculation in certain areas. Under the new guidance there will be no separate accounting for embedded conversion features. It removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception. The amendments in this update are effective for the Company on April 1, 2024.

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Recent Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. Update No. 2023-07 requires disclosure, on an annual and interim basis, of significant segment expenses that are regularly provided to the Chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss in addition to disclosure of amounts for other segment items and a description of its composition. Update No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We are currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU No. 2023-09 (“ASU 2023-09”), Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 addresses investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update also includes certain other amendments to improve the effectiveness of income tax disclosures. The provisions of ASU 2023-09 are effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires more detailed disclosures of certain categories of expenses such as employee compensation, depreciation, and intangible asset amortization that are components of existing expense captions presented on the face of the income statement. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. Companies have the option to apply the guidance either on a retrospective or prospective basis, and early adoption is permitted. The Company is currently evaluating the impact this standard will have on its financial statement presentation and disclosures.

3. Revenue Recognition

The Company’s revenues are derived from the sales of medical rehabilitation devices and technology services. The Company’s primary customers include healthcare systems, clinics, third-party healthcare providers, distributors, and other institutions, including governmental healthcare programs and group purchasing organizations.

Disaggregation of Revenue

The Company disaggregates its revenue with customers by category and by geographic region based on customer location, see Note 4 for further information. The following represents the revenue for the three and nine months ended December 31, 2024 and 2023, based on revenue category:

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,
	2024	2023	2024	2023
Devices	$11,703	$15,725	$40,276	$36,280
Services	3,111	2,982	9,106	8,067
Other	280	304	834	769
Total revenue, net	$15,094	$19,011	$50,216	$45,116

The revenue that is recognized at a point in time was related to the revenues from devices and from service on demand. The revenue that is recognized over time was related to revenue from service contracts. Other revenue primarily relates to freight and packaging on devices and recognized at a point in time. The following represents the revenue for the three and nine months ended December 31, 2024 and 2023, based on timing of recognition:

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,
	2024	2023	2024	2023
Point in time	$12,920	$17,280	$44,090	$40,172
Over time	2,174	1,731	6,126	4,944
Total revenue	$15,094	$19,011	$50,216	$45,116

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Deferred Revenue and Remaining Performance Obligations

Deferred revenue as of December 31, 2024 and March 31, 2024 was $11,630 and $9,881, respectively. Deferred revenue as of December 31, 2023 and March 31, 2023 was $10,811 and $9,996, respectively. Of the deferred revenue on the Balance Sheet as of March 31, 2024, the Company recognized revenue of $1,055 and $4,828, respectively during the three and nine months ended December 31, 2024. Of the deferred revenue on the balance sheet as of March 31, 2023, the Company recognized revenue of $678 and $3,476, respectively, during the three and nine months ended December 31, 2023. Remaining performance obligations include goods and services that have not yet been delivered or provided under existing, noncancelable contracts. As of December 31, 2024 and March 31, 2024, the aggregate amount of the contracted revenue allocated to unsatisfied performance obligations with an original duration of one year or more was approximately $4,986 and $4,670, respectively. As of December 31, 2024, the Company expects to recognize revenue on the majority of these remaining performance obligations over the next 2 years.

Advance Payments From Customers

The Company receives advance payments related to customers from their orders to support the operation of the company in the production of the goods. The Company recognizes these prepayments as a liability under “Advance payments from customers” on the condensed consolidated balance sheets when they are received. Balances associated with the advance payments are reclassed to deferred revenue upon invoicing and revenue is recognized when performance obligations are fulfilled. Advance payments from customers was $9,476 and $10,562 as of December 31, 2024 and March 31, 2024, respectively. Advance payments from customers as of December 31, 2023 and March 31, 2023 was $11,187 and $6,225, respectively.

4. Geographical Information

The following represents revenue attributed to geographic regions based on customer location:

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,
	2024	2023	2024	2023
Europe, Middle East and Africa (“EMEA”)	$8,699	$12,312	$30,447	$25,179
Americas	3,489	3,759	12,628	10,578
Asia Pacific (“APAC”)	2,906	2,940	7,141	9,359
Total revenue	$15,094	$19,011	$50,216	$45,116

For the three months ended December 31, 2024, the United States and France represented 15% and 11% of total revenue, respectively. For the nine months ended December 31, 2024, the United States and France represented 18% and 10% of total revenue, respectively. For the three months ended December 31, 2023, the United States represented 17% of total revenue. For the nine months ended December 31, 2023, the United states and Russia represented 19% and 14% of the total revenue, respectively. No other countries represented greater than 10% of revenue during the three and nine months ended December 31, 2024 and 2023.

Long-lived assets shown below include property and equipment, net. The following represents long-lived assets where they are physically located:

	As of December 31, 2024	As of March 31, 2024
EMEA	$459	$276
Americas	200	206
APAC	55	48
Total property and equipment, net	$714	$530

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5. Net Income (Loss) Per Share

Basic Income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per share is computed based on the sum of the weighted average number of common shares and dilutive common shares outstanding during the period. In connection with the Business Combination as described in Note 1 - Business and Organization, the Company issued earnout shares which are held in escrow until they are earned. The targets for the release of earnout shares are based on the volume weighted average trading prices (“VWAP”) of common shares during the earnout period. The earnout shares are excluded from the calculation of basic and diluted weighted-average number of common shares outstanding until vested. For periods prior to the Business Combination, basic and diluted loss per share was calculated based on the 25.0 million shares issued to Legacy DIH shareholders at the Closing Date.

Potential shares of common stock are excluded from the computation of diluted net loss per share if their effect would have been anti-dilutive for the periods presented or if the issuance of shares is contingent upon events that did not occur by the end of the period. Diluted loss per share for the public warrants, private placement warrants and warrants issued in connection with the convertible debt is calculated under the treasury method. Diluted loss per share for the convertible debt and earn-out shares is calculated under the if-converted method.

As of December 31, 2024, there were 34,861,837 shares of Common Stock issued and outstanding, excluding earnout shares.

Computation of basic and diluted net loss per share for the three and nine months ended December 31, 2024 and 2023, is as follows (in thousands, except share and per share amounts):

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,
	2024	2023	2024	2023
Net income (loss)	$(3,728)	$2,969	$(4,272)	$(2,428)
Weighted-average shares outstanding - basic and diluted	34,644,828	25,000,000	34,578,354	25,000,000
Net income (loss) per share – basic and diluted	$(0.11)	$0.12	$(0.12)	$(0.10)

The following table outlines dilutive common share equivalents outstanding, which were excluded in the above diluted net loss per share calculation because they are anti-dilutive. Beginning on the November 1, 2024, the Company is required to redeem each month at an amount of $235.7 in cash or in shares of Common Stock at the lower of (i) $5.00 per share or (ii) 90% of the average of the five lowest VWAPs for the 10 consecutive Trading Days ending on the trading day immediately prior to redemption date. The table below assumes the conversion and redemption price of $5.00 per share. See Note 12 for details.

	December 31,
	2024	2023
Earnout shares	6,000,000	—
Common Stock underlying Public Warrants	10,100,000	—
Common Stock underlying Private Placement Warrants	3,235,000	—
Convertible debt (see Note 12)	565,714	—
Warrants issued with convertible debt (see Note 12)	330,000	—
Total	20,230,714	—

6. Inventories, Net

As of December 31, 2024 and March 31, 2024, inventories, net, consisted of the following:

	As of December 31, 2024	As of March 31, 2024
Raw materials and spare parts	$3,007	$2,604
Work in process	3,551	4,197
Finished goods	1,404	1,029
Total inventories, net	$7,962	$7,830

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7. Property and Equipment, Net

Property and equipment, net as of December 31, 2024 and March 31, 2024 consisted of the following:

	As of December 31, 2024	As of March 31, 2024
Computer software and hardware	$930	$849
Machinery and equipment	819	807
Leasehold improvements	1,374	1,357
Furniture and fixtures	870	871
Vehicles	70	70
Demonstration units	370	222
Property and equipment	4,433	4,176
Less: accumulated depreciation	(3,719)	(3,646)
Property and equipment, net	$714	$530

Depreciation expense totaled $78 and $83 for the three months ended December 31, 2024 and 2023, respectively, and $248 and $230 for the nine months ended December 31, 2024 and 2023, respectively.

8. Capitalized software, net and other intangible assets, net

Capitalized software, net and other intangible assets, net as of December 31, 2024 and March 31, 2024 consisted of the following:

	As of December 31, 2024			As of March 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software	$2,131	$(363)	$1,768	$2,131	$—	$2,131
Other intangible assets	$380	$—	$380	$380	$—	$380

Other intangible assets include patent and technology related intangible assets of $380 acquired from the SafeGait asset acquisition. The weighted-average useful lives of these intangible assets are 10 years. For the three and nine months ended December 31, 2024 and 2023, amortization expense for other intangible assets was insignificant because they were only recently placed into intended use.

Capitalized software, net and other intangible assets, net are subject to amortization when they are available for their intended use. Amortization expense totaled $182 and $363 for the three and nine months ended December 31, 2024, respectively because it was ready for intended use. For the three and nine months ended December 31, 2023, the Capitalized software, net were not amortized. The weighted-average useful life of capitalized software is 5 years.

Estimated annual amortization for intangible assets over the next five years are as follows:

	2025	2026	2027	2028	2029
Estimated annual amortization	$105	$457	$457	$457	$457

9. Other current assets

Other current assets as of December 31, 2024 and March 31, 2024 consisted of the following:

	As of December 31, 2024	As of March 31, 2024
Deferred cost of sales	$3,323	$3,754
Value added tax (“VAT”) receivable	727	635
Advance payments	549	414
Other current assets	310	313
Total other current assets	$4,909	$5,116

13

Deferred cost of sales represents products in transit or delivered to customers prior to the Company recognizing the associated revenue and deferred extended warranty contract costs in connection with the products the Company purchases from Motek Group, where Motek provides the warranty service and the associated revenue has not yet been recognized. As of December 31, 2024, deferred product cost and deferred warranty cost was $1,674 and $1,649 respectively. As of March 31, 2024, deferred product cost and deferred warranty cost was $2,172 and $1,582, respectively.

10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2024 and March 31, 2024 consisted of the following:

	As of December 31, 2024	As of March 31, 2024
Taxes payable	$3,066	$2,554
Warrant liability, at fair value	1,111	—
Other payables and current liabilities	5,101	7,381
Total accrued expenses and other current liabilities	$9,278	$9,935

11. Other Non-Current Liabilities

Other non-current liabilities as of December 31, 2024 and March 31, 2024 consisted of the following:

	As of December 31, 2024	As of March 31, 2024
Provisions	$2,288	$1,977
Pension liabilities	3,093	2,194
Total other non-current liabilities	$5,381	$4,171

The company has recorded non-current liabilities related to tax positions in certain jurisdictions in which, upon examination, may require additional tax payments to be made. In addition, the company has recorded potential interest and penalties related to these uncertain tax positions.

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12. Convertible Debt and Warrant

On June 6, 2024, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Purchasers”), pursuant to which the Company issued $3.3 million in principal amount of 8% Original Issue Discount Senior Secured Convertible Debentures (the “Debentures” or “Convertible Debt”). The Debentures were issued with an original issue discount of $0.3 million, resulting in gross proceeds of $3 million and net proceeds of approximately $2.8 million including $0.3 million deposited into a bank account as additional security for the Debentures after deducting offering expenses. At election of the holder, the Debentures are convertible into an aggregate of 660,000 shares of the Company’s Common Stock at a conversion price of $5.00 per share, subject to adjustment in whole or in part from the issuance date. The Debentures mature on December 7, 2025 (the “Maturity Date”), and bear interest at a rate of 8% per annum, payable monthly beginning one year from the issuance date.

The Company may provide an irrevocable election to redeem some or all of the then outstanding principal amount of the Debenture (in minimum increments of $0.3 million unless the outstanding principal amount is less than $0.3 million) for cash. Beginning on the November 1, 2024, the Company will be required to redeem an amount of the Debentures equal to $235.7 thousand, together with all other amounts owed to the Purchaser. Such amount shall be payable in cash or in shares of Common Stock based on a conversion price equal to the lesser of (i) the then Conversion Price and (ii) 90% of the average of the five lowest VWAPs for the 10 consecutive Trading Days ending on the trading day immediately prior to redemption date. The Company has made the required redemption payments during the three and nine months ended December 31, 2024.

Provided that no event of default has occurred or is continuing, and at least 33% of the principal amount of the Debentures has either previously been repaid or converted in accordance with the terms of the Debenture, the Company may elect, by notice to the holder of the Debentures, to extend the Maturity Date by six months upon the payment of six months’ interest on the then-outstanding principal amount. The monthly redemption amount is then adjusted to correspond to the extended maturity date. As of December 31, 2024 and the date the financial statements were issued, the Company redeemed 14.3% and 28.6% of the principal amount of the Debentures.

The Debentures are secured by substantially all of the assets of the Company and its domestic subsidiaries, excluding certain specified assets. Additionally, the Company’s domestic subsidiaries have provided an unconditional guarantee of the Debentures.

In connection with the issuance of the Debentures, the Company also issued warrants to purchase an aggregate of 330,000 shares of common stock at an exercise price of $5.00 per share, with a five-year term.

Upon adoption of ASU 2020-06, the Company accounted for the convertible debt along with the associated conversion feature as a single liability measured at fair value to simplify the accounting for the convertible instrument. The fair value of the convertible debt was measured using a Monte Carlo simulation model. The change in fair value is recognized in other income (expense), net in the condensed consolidated results of operations, except for the change in fair value attributable to changes in credit risk, which is recorded in other comprehensive income.

The Company accounts for the freestanding warrants issued in connection with issuance of the convertible debt as liabilities on the condensed consolidated balance sheets. The fair value of the warrant on the issuance date was calculated using a Monte Carlo simulation model. The fair value of the convertible debt on the issuance date was calculated using a binomial lattice model. At the issuance date, the proceeds from the convertible debt were allocated to the warrants and convertible note under the relative fair value method.

The Monte Carlo simulation and binomial lattice models required certain assumptions, including a risk-free rate of 4.19% and an estimated volatility of 80.0% as of December 31, 2024. Additionally, the binomial lattice model considered a credit spread of 11.8% over the CCC curve (lower credit rating curve available) as of December 31, 2024. The risk-free interest rate assumption was based on U.S. treasury constant maturity yields on December 31, 2024, with a term corresponding to the expected length of the remaining term. The credit spread was derived based on the terms and economics of the instruments and to reconcile the model values of the basket (consisting of convertible notes and warrants) with the proceeds generated from the issuance and sale of the basket in an arm’s-length transaction on the inception date. Due to the Company’s limited trading history, the estimated volatility assumption was based upon the observed historical volatilities of the designated peer group and consideration of volatility haircut concepts, typical in practice in the valuation of convertible instruments. There was no dividend yield utilized in the Monte Carlo simulation model as the Company has not paid any cash dividends. Such assumptions were applied to both the convertible debt and warrant liability as unobservable inputs. The convertible debt and warrant were considered Level 3 in the fair value hierarchy. The Company assesses the inputs at each reporting date, with changes from credit spread in valuation recorded to other comprehensive income and changes from other inputs recognized in other income (expense).

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As of the issuance date, the debenture was measured at $2,638 and the warrant was measured at $362. A total of $191 debt issuance costs was recorded in “Selling, general, and administrative expense” in the condensed consolidated statements of operations.

As of December 31, 2024, the fair value of the debenture was measured at $2,611 recorded to “Current maturities of convertible debt” and “Convertible debt, net of current maturities” in the condensed consolidated balance sheets. The warrant was measured at $1,111 recorded to “Accrued expenses and other current liabilities” in the condensed consolidated balance sheets. For the three and nine months ended December 31, 2024, the Company recorded $793 and $1,193, respectively change in the fair value of the debenture and the warrant to the “Other income (expense), net” in the condensed consolidated statements of operations.

13. Related Party Transactions

Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.

Reorganization and Transaction with DIH Cayman and DIH Hong Kong

The Company’s businesses have historically functioned together with the other businesses controlled by DIH Cayman. DIH Cayman remains the largest shareholder of the Company and continues to own 100% interest in DIH International (“DIH Hong Kong”) as of December 31, 2024.

Subsequent to the year ended March 31, 2022, the Company did not incur significant transactions with DIH Cayman or DIH Hong Kong. The balances recorded under “Due from related party” and “Due to related party” are derived from historical transactions. The table below summarizes related party balances with DIH Hong Kong excluding Hocoma AG and Motek as of December 31, 2024 and March 31, 2024

	December 31, 2024	March 31, 2024
Due from related party	$2,578	$2,586
Due to related party	$1,442	$1,470

Hocoma AG and share transfers

On July 1, 2021, Hocoma AG entered into a series of agreements with the Company and its subsidiaries to transfer all business aspects of development and production of mechanical and electronic devices in the fields of medical technology and biotechnology to Hocoma Medical GmbH as disclosed in the Company’s Annual Report on Form 10-K for the year ended March 31, 2024. In connection with the transactions, the Company incurred three related party notes payable to Hocoma AG amounting to $10.47 million, $7.80 million and $1.57 million, respectively. The three related party notes payable are referred to as “Related Party Notes”. Each of the Related Party Notes Payable is due on June 30, 2026 with interest rate of 1.25%. The Company has made periodic payments on Related Party Notes payable with proceeds from its operations.

As of December 31, 2024 and March 31, 2024, the balances of Related Party Notes were $8.6 million and $11.5 million, respectively included in “Note payable - related party”. The decrease resulted from the Company’s payments of principal on Related Party Notes owed to Hocoma AG.

In addition to the Related Party Notes, as of December 31, 2024 and March 31, 2024, the Company recorded a related party balance of $60 and $(267), respectively, representing cash balances owed by and owed to Hocoma AG. As part of the transfer discussed above, the Company also recorded a long-term related party receivable for $324 as of December 31, 2024 and March 31, 2024, included in “Other assets”.

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Motek Group

The Company has entered into a distribution agreement with the Motek Group. The agreement, which has been historically in place, appoints the Company as the exclusive distributor of Motek’s advanced human movement research and rehabilitation products and services designed to support efficient functional movement therapy within specified territories. Under the distribution agreement, Motek supplies the products and services to the Company at the prices detailed in the agreement. Motek provides ongoing support and assistance, including training, marketing materials, and technical documentation to the Company. In connection with the products the Company purchased from Motek Group, the Company purchased warranty associated with the products. Upon distribution of Motek products, the cost of warranty are recorded to deferred cost of sales in “Other current assets” prior to the Company recognizing warranty revenue.

For the three months ended December 31, 2024 and 2023, the Company made purchases amounting to $2,423 and $3,497, respectively, from the Motek Group. For the nine months ended December 31, 2024 and 2023, the Company made purchases amounting to $7,396 and $9,455, respectively, from the Motek Group.

As part of these transactions, the Company made advance payments to Motek, included in “Due from related party,” and also had trade payables, included in “Due to related party.” The balances as of December 31, 2024 and March 31, 2024 are as follows:

	December 31, 2024	March 31, 2024
Due from related party	$3,696	$3,367
Due to related party	$8,715	$8,667

Common Stock issued to Board of Directors

During the three and nine months ended December 31, 2024, the Company issued 316,902 shares of Common Stock valued at $450 to members of its Board of Directors as compensation. The expense was recorded in “Selling, general, and administrative expense”.

14. Employee Benefit Plans

Defined Contribution Plans

The Company sponsors a defined contribution plan in the United States. The Company’s obligation is limited to its contributions made in accordance with each plan document. Employer contributions to defined contribution plans are recognized as expense recorded in the “Selling, general, and administrative expense”. Expenses related to the Company’s plans were $35 and $21 for the three months ended December 31, 2024 and 2023, respectively, and $101 and $99 for the nine months ended December 31, 2024 and 2023, respectively.

Defined Benefit Plans

The Company has a Swiss defined benefit plans (the “Pension Plan”) covering substantially all the employees of Hocoma Medical GmbH in Switzerland. The Pension Plan meets the benefit requirements under Swiss pension law. The Swiss plans offer retirement, disability and survivor benefits and is governed by a Pension Foundation Board. The responsibilities of this board are defined by Swiss pension law and the plan rules. Expenses from defined benefit plan are allocated to Cost of Sales, Selling, general, and administrative expense and Research and development.

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Amounts recognized in the condensed consolidated statements of operations for the three and nine months ended December 31, 2024 and 2023, in respect of the Pension Plan were as follows:

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,
	2024	2023	2024	2023
Current service cost	$189	$156	$542	$486
Interest cost	57	49	158	151
Expected return on plan assets	(110)	(67)	(305)	(209)
Actuarial loss / (gain) recognized	(14)	(39)	(41)	(120)
Actuarial loss / (gain) recognized because of settlement	—	-	(4)	-
Amortization of prior service credit	(39)	(34)	(112)	(107)
Net charge to statement of operations	$83	$65	$238	$201

15. Income Taxes

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,
	2024	2023	2024	2023
Income tax expense/(benefit)	$367	$381	$1,425	$659
Effective tax rate	(11)%	11%	(50)%	(37)%

The effective rate for the three and nine month period ended December 31, 2024 is different than the statutory rate due to losses in certain jurisdictions that did not create a benefit, combined with income in others creating tax expense. The effective tax rate for the three and nine months ended December 31, 2024 is different to the three and nine months ended December 31, 2023 due to the pre-tax book income in the various jurisdictions being different for the three and nine months ended December 31, 2024 being close to break even.

The Company prepares its financial statements on a consolidated basis. Income tax expense is calculated in accordance with the local tax laws of each entity in its relevant jurisdiction on a separate company basis.

As of December 31, 2024 and December 31, 2023, the Company had unrecognized tax benefits of $4,587 and $0, respectively, which related to tax positions that, if recognized, would affect the annual effective tax rate. The company recognized accrued interest and penalties in income tax expense. As of December 31, 2024 and December 31, 2023 accrued interest and penalties totaling to $93 and $0 respectively is included in long-term liabilities. The Company has identified potential penalty exposure in relation to specific information reporting requirements in the United States. Although the Company is trying to address these issues and pursue penalty abatement, it has recorded a long-term payable for the penalties, until potential relief is granted. As of December 31, 2024 and December 31, 2023, the recorded accrual balances stand at $1,200 and $1,200, respectively.

16. Commitments and Contingencies

From time to time, the Company may be involved in lawsuits, claims, investigations, and proceedings, consisting of intellectual property, commercial, employment, and other matters, which arise in the ordinary course of business. In accordance with ASC 450, Contingencies, the Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

The Company is not presently a party to any litigation the outcome of which, it believes, if determined adversely to the Company, would individually or taken together, have a material adverse effect on the Company’s business, operating results, cash flows or financial condition. The Company has determined that the existence of a material loss is neither probable nor reasonably possible.

17. Leases

The Company leases office space (real estate), vehicles and office equipment under operating leases. The Company did not have any finance leases as of December 31, 2024 and March 31, 2024.

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Right-of-use lease assets and lease liabilities that are reported in the Company’s condensed consolidated balance sheet as of December 31, 2024 and March 31, 2024 are as follows:

	As of December 31, 2024	As of March 31, 2024
Operating lease, right-of-use assets, net	$3,735	$4,466

Current portion of long-term operating lease	1,331	1,572
Long-term operating lease	2,443	2,917
Total operating lease liabilities	$3,774	$4,489

Lease expense for lease payments is recognized on a straight-line basis over the lease term. The expense is presented within Selling, general, and administrative expense. The components of lease expense related to the Company’s lease for the three and nine months ended December 31, 2024 and 2023 were:

	For the Three Months Ended December 31,		For the Nine Months Ended December 31,
	2024	2023	2024	2023
Fixed operating lease costs	$477	$437	$1,427	$1,298
Short-term lease costs	17	12	41	39
Total lease cost	$494	$449	$1,468	$1,337

Supplemental cash flow information related to leases was as follows:

	For the Nine Months Ended December 31,
	2024	2023
Operating cash flows included in the measurement of lease liabilities	$(1,416)	$(1,303)
Non-cash lease activity related to right-of-use assets obtained in exchange for new operating lease liabilities	325	373
Other non-cash changes to ROU assets due to reassessment of the lease term	226	2,778

The weighted average remaining lease term and discount rate for the Company’s operating leases as of December 31, 2024 and March 31, 2024 were:

	As of December 31, 2024	As of March 31, 2024
Weighted-average remaining lease term (in years)	3.20	2.63
Weighted-average discount rate	4.00%	4.00%

Lease duration was determined utilizing renewal options that the Company is reasonably certain to execute.

As of December 31, 2024, maturities of operating lease liabilities for each of the following five years ending March 31 and a total thereafter were as follows:

Operating Leases
2025	$446
2026	1,279
2027	1,034
2028	1,019
2029	216
2030	20
Thereafter	—
Total lease payments	4,014
Less: imputed interest	(240)
Total lease liability	$3,774

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18. Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) by component are summarized below:

	For the Three Months Ended December 31,
	Foreign Currency Translation	Defined Benefit Plan Items	Total Accumulated Other Comprehensive (Loss) Income
Balance, September 30, 2024	$(3,354)	$1,389	$(1,965)
Other comprehensive income (loss) before reclassifications	(145)	(8)	(153)
Reclassifications to statements of earnings	—	(56)	(56)
Total other comprehensive loss	(145)	(64)	(209)
Balance, December 31, 2024	(3,499)	1,325	(2,174)

Balance, September 30, 2023	$(3,635)	$3,226	$(409)
Other comprehensive income (loss) before reclassifications	636	(630)	6
Reclassifications to statements of earnings	—	(74)	(74)
Total other comprehensive income (loss)	636	(704)	(68)
Balance, December 31, 2023	$(2,999)	$2,522	$(477)

	For the Nine Months Ended December 31,
	Foreign Currency Translation	Defined Benefit Plan Items	Total Accumulated Other Comprehensive (Loss) Income
Balance, March 31, 2024	$(2,420)	$2,470	$50
Transfer of defined benefit plan	—	(228)	(228)
Other comprehensive income (loss) before reclassifications	(1,079)	(612)	(1,691)
Reclassifications to statements of earnings	—	(305)	(305)
Total other comprehensive loss	(1,079)	(1,145)	(2,224)
Balance, December 31, 2024	(3,499)	1,325	(2,174)

Balance, March 31, 2023	$(3,875)	$3,586	$(289)
Other comprehensive income (loss) before reclassifications	876	(835)	41
Reclassifications to statements of earnings	—	(229)	(229)
Total other comprehensive income (loss)	876	(1,064)	(188)
Balance, December 31, 2023	$(2,999)	$2,522	$(477)

19. Subsequent Events

On February 3, 2025, the Company closed an offering of 5,937,100 Units (“Units”), each consisting of one share of common stock, par value $0.0001 per share , and one Class A warrant to purchase one share of common stock at a public offering price of $0.7832 per Unit, for gross proceeds of $4.6 million. The Units have no stand-alone rights and will not be certified or issued as stand-alone securities. The common stock and Class A warrants are immediately separable and were issued separately in this offering. Each Class A warrant was immediately exercisable for one share of common stock at an exercise price of $0.7832 per share (100% of the public offering price per Unit) and will expire on the fifth anniversary of the original issuance date. The offering resulted in a net proceeds of approximately $3.9 million, after deducting placement agent fees and estimated offering expenses payable by the Company.

Subsequent to the close of the stock offering, the conversion price of the Debentures and the exercise price of the warrants issued in connection with the convertible note changed to $0.7832 pursuant to the Purchase Agreement. The number of Common Stock issuable increased to 2,106,742 shares from 330,000 shares

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read together with the condensed consolidated financial statements and related notes that are included elsewhere in this Quarterly Report on Form 10-Q. The discussion and analysis should also be read together with the audited consolidated financial statements, the respective notes thereto, and other financial information included elsewhere in the Annual Report for the year ended March 31, 2024 filed by us with the SEC on July 15, 2024. The following discussion may contain forward-looking statements. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this Form 10-Q, particularly in sections therein entitled “Cautionary Note Concerning Forward Looking Statements” and “Risk Factors.”

Our fiscal year ends on March 31. “Fiscal 2025” and “fiscal 2024” refer to the years ended March 31, 2025 and 2024, respectively.

Overview

DIH Holding US, Inc., a Delaware corporation and its consolidated subsidiaries are referred to in this Form 10-K as “we,” “our,” “us,” the “Company,” or “DIH.” DIH is a global provider of advanced robotic devices used in physical rehabilitation, which incorporate visual stimulation in an interactive manner to enable clinical research and intensive functional rehabilitation and training in patients with walking impairments, reduced balance and/or impaired arm and hand functions. We strive to serve the rehabilitation market by providing a broad array of devices and services focused on the customer and patient recovery. DIH stands for our vision to “Deliver Inspiration & Health” to improve the daily lives of millions of people with disabilities and functional impairments.

In the nine months ended December 31, 2024, DIH generated revenue of $50.2 million compared to $45.1 million in the nine months ended December 31, 2023.

DIH’s net loss for nine months ended December 31, 2024 was $4.3 million, compared to $2.4 million in the nine months ended December 31, 2023. The $1.8 million increase was primarily due to elevated professional service costs and other costs incurred to enhance our infrastructure and operations as a public company following the recent business combination as well as increased personnel costs during the nine months ended December 31, 2024. The increase was also due to $1.2 million increase in fair value of convertible note and warrant liability. The increase was offset by $5.0 million increase in gross profit primarily due to the increase in sales volume in EMEA and Americas for the nine months ended December 31, 2024.

Recent Development

Business Combination

On February 7, 2024, ATAK, Aurora Technology Merger Sub (“Merger Sub”) and DIH Nevada consummated a previously announced business combination pursuant to the Business Agreement dated as of February 26, 2023 following the receipt of the required approval by ATAK’s and DIH Nevada’s shareholders and the fulfillment or waiver of other customary closing conditions. ATAK agreed to waive the closing condition that the Reorganization be completed prior to Closing. As a result, at Closing of the Business Combination, the Company includes Hocoma Medical that holds assets transferred from Hocoma AG as well as other commercial entities controlled by the Company. Hocoma AG and Motekforce Link BV and its subsidiaries were excluded from the reorganization and are not included in the consolidated financials. The Company agreed to use its best efforts to complete the intended Reorganization to transfer Hocoma AG and Motek to the Company as soon as possible thereafter.

As a consequence of the Business Combination, the Company became the successor to an SEC-registered company, which required DIH to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. DIH expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees.

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Issuance of Convertible Debt

On June 6, 2024,we entered into a Securities Purchase Agreement, issuing $3.3 million in principal amount of 8% Original Issue Discount Senior Secured Convertible Debentures (“Debentures”), resulting in net proceeds of approximately $2.8 million including $0.3 million deposited into a bank account as additional security for the Debentures after deducting offering expenses. The conditions were fulfilled in October 2024. The Debentures, maturing on December 7, 2025, are convertible into 660,000 shares of Common Stock at a $5.00 per share conversion price, and are secured by substantially all of the Company’s domestic assets, with guarantees from domestic subsidiaries. In connection, the Company also issued warrants to purchase 330,000 shares of Common Stock at $5.00 per share. For further details, see Note 12 to the condensed consolidated financial statements.

Issuance of Common Stock and Warrants

On February 3, 2025, we closed an offering of 5,937,100 Units (“Units”), each consisting of one share of common stock, par value $0.0001 per share , and one Class A warrant to purchase one share of common stock at a public offering price of $0.7832 per Unit, for gross proceeds of $4.6 million. The Units have no stand-alone rights and will not be certified or issued as stand-alone securities. The common stock and Class A warrants are immediately separable and were issued separately in this offering. Each Class A warrant was immediately exercisable for one share of common stock at an exercise price of $0.7832 per share (100% of the public offering price per Unit) and will expire on the fifth anniversary of the original issuance date. The offering resulted in a net proceeds of approximately $3.9 million, after deducting placement agent fees and estimated offering expenses payable by the Company.

Key Factors Affecting the DIH’s Operating Results

DIH believes that its future success and financial performance depend on a number of factors that present significant opportunities for its business, but also pose risks and challenges, including those discussed below and in the Section of described in Part I, Item 1A, Risk Factors, of our Annual Report on Form 10-K for the year ended March 31, 2024 entitled “Item 1a. Risk Factors.”

Supply Chain and Inflation

The global supply chain and logistics challenges continue to impact DIH and the industry. As a result of these challenges, DIH has experienced cost increases for freight and logistics, raw materials and purchased components, and has incurred increased manufacturing conversion costs. While, to date, the supply chain disruptions have not materially affected DIH’s business outlook or its operating results, including its revenue, liquidity, and capital resources and, consequently, DIH has not implemented any mitigation efforts as a result, DIH cannot predict the impact of any future or prolonged supply chain disruptions or any mitigation efforts it may need take going forward. For example, as a result of supply chain disruptions, DIH may be required to extend the overall shipment and installation timeline. In addition, DIH may consider additional or alternative third-party manufacturers and logistics providers, suppliers, vendors or distributors. Such mitigation efforts may result in cost increases and any attempts to offset such increases with price increases may result in reduced sales, customer dissatisfaction, or otherwise harm DIH’s business. Further, if DIH were to elect to transition or add manufacturers or logistics providers, suppliers, vendors or distributors, it may result in delays in shipments of products or risks related to consistent product quality or reliability. This in turn may limit DIH’s ability to fulfill customer sales orders and DIH may be unable to satisfy all of the demand for its products. DIH may also be required to purchase components further in advance of product delivery, which in return could result in less capital being allocated to other activities such as marketing and other business needs. DIH cannot quantify the impact on its business, financial condition and results of operations of any such disruptions at this time or predict the impact of that any mitigation efforts may have.

Input cost inflation historically has not been a material factor to our gross margin; however, beginning at the end of fiscal 2022 DIH began to experience increases in raw material and components costs due to inflation effects, which are expected to continue to remain at elevated levels for at least the near term.

Foreign Currency Fluctuations

DIH’s business operates in four different functional currencies (U.S. Dollar, Euro, Swiss Franc, Singapore Dollar). DIH’s reporting currency is the U.S. Dollar. DIH’s results are affected by fluctuations in currency exchange rates that give rise to translational exchange rate risks. The extent of such fluctuations is determined in part by global economic conditions and macro-economic trends. Movements in exchange rates have a direct impact on DIH’s reported revenues. Generally, the impact on operating income or loss associated with exchange rate changes on reported revenues is partially offset from exchange rate impacts on operating expenses denominated in the same functional currencies. As foreign currency exchange rates change, translation of the statements of operations of DIH’s international businesses into U.S. dollars may affect year-over-year comparability of DIH’s operating results.

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EU MDR Implementation Costs

Changes in laws or regulations could make it more difficult and costly for DIH and its subsidiaries to manufacture, market, and distribute its products or obtain or maintain regulatory approval of new or modified products. DIH’s experience with the transition to the EU MDR, which it began in 2019, showed how complex, time-consuming and expensive a change in Medical Device Legislation can be. The EU MDR replaced the existing European Medical Devices Directive (MDD) and Active Implantable Medical Device Directive (AIMDD) regulatory frameworks, and manufacturers of medical devices were required to comply with EU MDR beginning in May 2021 for new product registrations and by May 2024 for medical devices which have a valid CE Certificate to the prior Directives (issued before May 2021). Updates to the legislative text of the EU MDR were adopted by the European Parliament and are currently being reviewed for adoption by the Council of the European Union, including an extension of the transitional period to 2027 for class IIb and III and 2028 for class I and IIa medical devices which have a valid CE Certificate to the prior Directives (issued before May 2021).

Macroeconomic Uncertainties on Future Operations

DIH’s operations are exposed to and impacted by various global macroeconomic factors. DIH faces continuing market and operating challenges across the globe due to, among other factors, impact of conflict in Ukraine, supply chain disruption, higher interest rates and inflationary pressures. Continued evolution of these conditions could lead to economic slowdowns.

Components of Results of Operations

Revenue

DIH generates revenue from the sale of medical rehabilitation devices and technology. DIH’s primary customers include healthcare systems, clinics, third-party healthcare providers, distributors, and other institutions, including governmental healthcare programs and group purchasing organizations. Shipping and handling costs charged to customers are included in net sales. DIH expects revenue to increase sequentially in future periods as it expects the demand for its products to expand in represented markets.

Cost of Sales

Cost of sales consists primarily of direct materials, supplies, in-bound freight and labor-related costs, including salaries and benefits for our manufacturing personnel, technical support team, our professional consulting personnel and our training teams. Cost of sales also includes allocated overhead costs, including facilities costs, depreciation of manufacturing-related equipment and facilities and other direct costs. DIH expects cost of sales to increase in absolute dollars in future periods as it expects orders for its products to continue to grow and expects cost of sales per unit to decrease as leverage improves behind expected growth.

Selling, General and Administrative Expense

Selling, general and administrative expenses consist primarily of personnel expenses for DIH’s corporate, executive, finance and other administrative functions, expenses for outside professional services, including legal, audit and advisory services, expenses for facilities, depreciation, amortization, insurance, and marketing costs. Personnel expenses consist of salaries and benefits.

DIH expects selling, general and administrative expenses to increase for the foreseeable future as it scales the headcount of its sales force to drive the growth of the business, and its support functions to meet the additional demands of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities and other administrative and professional services.

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Research and Development

Research and development primarily consists of research, engineering, and technical activities to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.

DIH expects research and development costs to increase as it continues to invest in product design and technology to drive the growth of the business.

Interest Expense

Interest expense primarily consists of interest expense associated with related party notes payable and bank charges.

Other Income (Expense), Net

Other income (expense), net primarily consists of the non-service components of net periodic defined benefit plan income (costs), change in the fair value of convertible note and warrant, and certain non-recurring costs in connection with the Business Combination.

Income Tax Expense

The income tax provision (benefit) consists of an estimate for U.S. federal, state and foreign income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in the tax law.

Results of Operations

	Three months ended December 31,				Nine months ended December 31,
(in thousands, except percentages)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Revenue	$15,094	$19,011	$(3,917)	(20.6)%	$50,216	$45,116	$5,100	11.3%
Cost of sales	7,858	8,611	(753)	(8.7)%	23,968	23,911	57	0.2%
Gross profit	7,236	10,400	(3,164)	(30.4)%	26,248	21,205	5,043	23.8%
Operating expenses:
Selling, general, and administrative expense	8,196	5,443	2,753	50.6%	22,564	17,652	4,912	27.8%
Research and development	1,786	1,659	127	7.7%	5,341	4,681	660	14.1%
Total operating expenses	9,982	7,102	2,880	40.6%	27,905	22,333	5,572	24.9%
Operating income (loss)	(2,746)	3,298	(6,044)	(183.3)%	(1,657)	(1,128)	(529)	46.9%
Other income (expense):
Interest expense	(25)	(185)	160	86.5%	(186)	(460)	274	59.6%
Other income (expense), net	(590)	237	(827)	(348.9)%	(1,004)	(181)	(823)	454.7%
Total other income (expense)	(615)	52	(667)	(1282.7)%	(1,190)	(641)	(549)	85.6%
Income (loss) before income taxes	(3,361)	3,350	(6,711)	(200.3)%	(2,847)	(1,769)	(1,078)	60.9%
Income tax expense	367	381	(14)	(3.7)%	1,425	659	766	116.2%
Net Income (loss)	$(3,728)	$2,969	$(6,697)	(225.6)%	$(4,272)	$(2,428)	$(1,844)	75.9%

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Revenue

The following table presents net revenue by major source for the three and nine months ended December 31, 2024 and 2023:

	Three months ended December 31,				Nine months ended December 31,
(in thousands, except percentages)	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Devices	$11,703	$15,725	$(4,022)	(25.6)%	$40,276	$36,280	$3,996	11.0%
Services	3,111	2,982	129	4.3%	9,106	8,067	1,039	12.9%
Other	280	304	(24)	(7.9)%	834	769	65	8.5%
	$15,094	$19,011	$(3,917)	(20.6)%	$50,216	$45,116	$5,100	11.3%

Revenue for the three months ended December 31, 2024 decreased by $3.9 million, or 20.6%, to $15.1 million from $19.0 million for the three months ended December 31, 2023. The overall decrease was primarily due to a decrease in devices sold of $4.0 million, or 25.6% year over year. The decrease in devices revenue was primarily driven by lower sales volume in EMEA. In EMEA, we sell our equipment through a distributor network across Europe. One of our largest sales partners, which primarily operates in Eastern Europe, has been impacted by wartime import restrictions resulting from the ongoing conflict between Russia and Ukraine. The decrease was offset by a $0.1 million increase in service revenue for the three months ended December 31, 2024 compared to the three months ended December 31, 2023. Other revenue was consistent in the three months ended December 31, 2024 compared to the three months ended December 31, 2023. Total revenue in the EMEA and in the Americas decreased by $3.6 million and $0.3 million, respectively, to $8.7 million and $3.5 million for the three months ended December 31, 2024 compared to $12.3 million and $3.8 million for the three months ended December 31, 2023.

Revenue for the nine months ended December 31, 2024 increased by $5.1 million, or 11.3%, to $50.2 million from $45.1 million for the nine months ended December 31, 2023. The overall increase was primarily due to an increase in equipment sold of $4.0 million, or 11.0% year-over-year. The increase in devices revenue was primarily driven by higher sales volume in EMEA and Americas in the first half of the fiscal year. Services revenue represented an increase of $1.0 million, up 12.9% compared to the prior period related to increased extended warranties in connection with increase in device revenue. Other revenues was consistent in the three months ended December 31, 2024 compared to the three months ended December 31, 2023. Total revenue in the EMEA and in the Americas increased by $5.3 million and $2.0 million, respectively, to $30.4 million and $12.6 million for the nine months ended December 31, 2024 compared to $25.2 million and $10.6 million for the nine months ended December 31, 2023. The increase was offset by a decrease in sales in the APAC of $2.2 million.

The impact due to foreign currency translation was $0.2 million and $0.1 million for the three and nine months ended December 31, 2024, respectively.

Cost of Sales

Cost of sales for the three months ended December 31, 2024 decreased by $0.8 million, or 8.7%, to $7.9 million from $8.6 million for the three months ended December 31, 2023. The cost of sales for device sales decreased by $0.7 million in the three months ended December 31, 2024 compared to the three months ended December 31, 2023. The cost of sales decrease correlated to the decrease in the volume of device sales in the three months ended December 31, 2023. Cost of service was consistent for the three months ended December 31, 2024 compared to the three months ended December 31, 2023.

Cost of sales for the nine months ended December 31, 2024 increased by $0.1 million, or 0.2%, to $24.0 million from $23.9 million for the nine months ended December 31, 2023. The cost of sales for device sales increased by $0.2 million for the nine months ended December 31, 2024 compared to the nine months ended December 31, 2023. The cost of sales for device sales increased by $0.5 million correlated to the increase in device sales. The increase was offset by an inventory reserve of approximately $0.7 million was recognized in the nine months ended December 31, 2023, while the impact from inventory reserve was insignificant in the nine months ended December 31, 2024. Cost of service was consistent for the nine months ended December 31, 2024 compared to the nine months ended December 31, 2023.

The Company implemented a 10% price increase in fiscal year 2024 for sales orders received after April 2023, which resulted in an improvement in gross margin realized in the nine months ended December 31, 2024 compared to the nine months ended December 31, 2023. Although price increases had a positive impact on gross margin during the three months ended December 31, 2024, compared to the same period in 2023, the product mix and constant indirect overhead expenses resulted in a lower overall gross margin.

The impact due to foreign currency translation resulted in an immaterial change for the three and nine months ended December 31, 2024.

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Selling, General and Administrative Expense

Selling, general and administrative expense for the three months ended December 31, 2024 increased by $2.8 million, or 50.6%, to $8.2 million from $5.4 million for the three months ended December 31, 2023. The increase was driven by a $1.1 million increase in employee compensation due to increase in headcount and stock compensation and $1.0 million increase in other overhead costs to support future sales growth. The increase is also attributable to $0.5 million increase in professional service costs in connection with the Company becoming a publicly listed company during the year.

Selling, general and administrative expense for the nine months ended December 31, 2024 increased by $4.9 million, or 27.8%, to $22.6 million from $17.7 million for the nine months ended December 31, 2023. The increase was driven by a $2.0 million increase in personnel expenses related to compensation, bonus and benefits, a $1.5 million increase in other overhead costs to support future sales growth and operates as a public company, and a $0.6 million increase in professional service costs related to audit, legal and other professional services. In addition, there was a $0.4 decrease in provision for credit losses during the nine months ended December 31, 2024 compared to a $0.8 million decrease during the nine months ended December 31, 2023, resulting in a $0.4 million increase in total expense for the nine months ended December 31, 2024.

Research and Development

Research and development costs for the three months ended December 31, 2024 increased by $0.1 million, or 7.7%, to $1.8 million from $1.7 million for the three months ended December 31, 2023. The increase was primarily attributable to a $0.2 million increase in the amortization expense related to capitalized software that became operational in July 2024. The increase was offset by a $0.1 million decrease in external consulting fees.

Research and development costs for the nine months ended December 31, 2024 increased by $0.7 million, or 14.1%, to $5.3 million from $4.7 million for the nine months ended December 31, 2023. The increase was primarily attributable to a $0.3 million increase in employee compensation due to increase in salary, along with a $0.4 million increase in the amortization expense related to capitalized software that became operational during the nine months ended December 31, 2024.

Interest Expense

Interest expense for the three and nine months ended December 31, 2024 decreased by $0.2 million and $0.3 million compared to the three and nine months ended December 31, 2023, respectively. The decrease was primarily driven by lower bank charges and interests on Related Party Notes were consistent.

Other Income (Expense), Net

Other income (expense), net for the three months ended December 31, 2024 was $0.6 million of expense, compared to $0.2 million of income for the three months ended December 31, 2023. The change was primarily driven by a $0.8 million expense due to change in the fair value of the convertible note and warrant in the three months ended December 31, 2024.

Other income (expense), net for the nine months ended December 31, 2024 increased by $0.8 million to $1.0 million from $0.2 million for the nine months ended December 31, 2023 primarily due to a $1.2 million increase in expense due to change in the fair value of the convertible note and warrant. The increase was offset by a $0.4 million increase in foreign exchange income driven by the fluctuation in the exchange rate between the Swiss Franc and the U.S. dollar.

Income Tax Expense

Income tax expense in the three months ended December 31, 2024 was consistent to that in the three months ended December 31, 2023. Income tax expense in the nine months ended December 31, 2024 increased by $0.8 million to $1.4 million compared to $0.7 million in the nine months ended December 31, 2023. The change was primarily driven by changes in the net results of the underlying subsidiaries across jurisdictions. The tax expense for the three and nine months ended December 31, 2024 and 2023 is driven by pre-tax book income in certain jurisdictions while the benefit from pre-tax losses in other jurisdiction may not be realizable.

Liquidity and Going Concern

As of December 31, 2024 and March 31 2024, DIH’s cash and cash equivalents amounted to $1.1 million and $3.2 million, respectively. DIH’s operating losses began in fiscal 2020 and continued through the nine months ended December 31, 2024. DIH’s historical operating losses resulted in an accumulated deficit of $39.5 million as of December 31, 2024. Operating losses were mainly driven by decreased sales during the COVID-19 pandemic due to social distancing measures that affected demand for rehabilitation services, increased expenditures in connection with its implementation of a new financial system (Oracle) and increased compliance costs associated with the EU MDR. Additionally, DIH had elevated costs related to its efforts of adopting to public company standards. During the nine months ended December 31, 2024, DIH had negative cash flows from operating activities of $(0.8) million and an operating loss of $(1.7) million and negative working capital as of December 31, 2024.

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In connection with the transfer of Hocoma AG’s business and assets to DIH, we incurred three related party notes payable to Hocoma AG as further discussed in Note 13 of the Notes to Annual Condensed Consolidated Financial Statements. The three Related Party Notes amounting to $10.47 million, $7.80 million and $1.57 million reflect transferring the assets, equity ownership in subsidiaries and IP rights it held to Legacy DIH. Each of the Related Party Notes Payable is due on June 30, 2026 with interest rate of 1.25%. The Company has made periodic payment on Related Party Notes payable with proceeds from its operations. The remaining balance on the Related Party Notes payable is $8.6 million and $11.5 million as of December 31, 2024 and March 31, 2024, respectively.

In June 2024, we issued a 8% Original Issue Discount Senior Secured Convertible Debentures, resulting in net proceeds of approximately $2.8 million after offering expenses. In accordance with the terms of the Convertible Debenture agreement, we fulfilled the required redemption payments either in cash or in equity starting from November 1, 2024. For additional details, including the terms and conditions of these Debentures and associated warrants, please refer to Note 12 to the condensed consolidated financial statements.

In February 2025, we closed an offering of 5,937,100 Units (“Units”), each consisting of one share of common stock, par value $0.0001 per share , and one Class A warrant to purchase one share of common stock at a public offering price of $0.7832 per Unit, for gross proceeds of $4.6 million, or net proceeds of $3.9 million after deducting placement agent fees and estimated offering expenses payable by us.

Although the Company has recently closed a debt financing and an equity offering, the conditions described above continue to raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of this filing. Our revenue has increased by 11.3%, from $45.1 million to $50.2 million for the nine months ended December 31, 2024 and 2023, respectively. We anticipate sources of liquidity to include cash on hand and cash flow from operations. We continue to explore financing alternatives in debt or equity to fund our ongoing operations and to fulfill current obligations. We continue to take steps to streamline its organization and cost structure as well as improve future revenue growth.

DIH’s other material contractual operating cash commitments at December 31, 2024 relate to leases and employee benefit plans. DIH’s employee benefit plans are discussed further in Note 14 of the Notes to Annual Consolidated Financial Statements. DIH’s long-term lease obligations and future payments are discussed further in Note 17 of the Notes to Annual Consolidated Financial Statements.

Cash Flows

	Nine months ended December 31,
(in thousands)	2024	2023
Net cash provided by / (used in) operating activities	$(848)	$3,177
Net cash used in investing activities	(444)	(135)
Net cash used in financing activities	(818)	(4,543)
Effect of currency translation on cash and cash equivalents	5	5
Net decrease in cash and cash equivalents	$(2,105)	$(1,496)

The following table summarizes DIH’s cash flow activities for the periods presented:

Operating Activities

Net cash provided by / (used in) operating activities increased by $(4.0) million to $(0.8) million for the nine months ended December 31, 2024 compared to $3.2 million for the nine months ended December 31, 2023 primarily driven by:

●	Increase of net loss of $1.8 million. The primary driver was $5.6 million increase in operating expenses and $0.8 million increase in other expense primarily due to change in fair value of convertible debt and warrant. The increase was offset by increased gross profit of $5.0 million due to increased sales volume and gross margin.

●

Non-cash charges increased by $1.8 million for the nine months ended December 31, 2024 and 2023. Non-cash charges increased by $1.2 million due to change in fair value of convertible note and warrant in the nine months ended December 31, 2024. The Company granted stock compensation to members of its board of directors during the nine months ended December 31, 2024 for $0.5 million. The increase was also driven by the increase of noncash tax expense of $0.5 million due to change in deferred tax expense and uncertain tax position liability. The increase was offset by a $0.8 million decrease in inventory reserve because an inventory reserve of approximately $0.7 million was recognized in the nine months ended December 31, 2023, while the impact from inventory reserve was insignificant in the nine months ended December 31, 2024.

●	Net decrease of $4.0 million relating to changes in working capital was driven by a $6.0 million decrease in advanced payments from customer for the nine months ended December 31, 2024 compared to the nine months ended December 31, 2023, due to the timing of orders received. The decrease in working capital was also due to a $2.9 million net decrease driven by accounts receivable, accounts payable, and accrued expenses and other liabilities as the Company was actively managing the liquidity and fulfilling its obligations. In addition, a $2.6 million net decrease in related party balances resulted from the timing of Company’s purchases from the Motek Group and decrease in balance from Hocoma AG due to receipt of cash.

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These changes were partially offset by an increase of $2.7 million within other assets. Primary drivers were the timing of recognition of deferred cost of sales and advance payments to suppliers. In addition, there was an increase of $2.1 million in inventory due to timing of production planning and shipment, an increase of $1.9 million in employee compensation accrued, and $1.0 million in deferred revenue due to timing of recognizing revenue.

Investing Activities

Net cash used in investing activities increased by $0.3 million for the nine months ended December 31, 2024. The cash used in investing activities primarily includes purchase of demo goods and property and equipment. DIH expects to fund future cash flows used in investing activities with cash flow generated by operations.

Financing Activities

Net cash used in financing activities decreased by $3.7 million to $(0.8) million for the nine months ended December 31, 2024 compared to $(4.5) million for the nine months ended December 31, 2023. The decrease was primarily due to the $2.8 million proceeds from the convertible debt financing net of transaction fees and a $1.4 million decrease in payments on related party notes payable resulting from the asset transfer from Hocoma AG. The increase is offset by $0.5 million payment on the convertible debt.

Critical Accounting Estimates

DIH’s financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect DIH’s financial condition and results of operations.

Revenue Recognition

Sales are recognized as the performance obligations to deliver products or services are satisfied and are recorded based on the amount of consideration DIH expects to receive in exchange for satisfying the performance obligations. DIH’s sales are recognized primarily when it transfers control to the customer, which can be on the date of shipment of the product, the date of receipt of the product by the customer or upon completion of any required product installation service depending on the terms of the sales contracts and product shipping terms. The sales amount of warranties are deferred and recognized as revenue on a straight-line basis over the warranty period.

We provide a variety of products and services to our customers. Most of our contracts consist of multiple distinct performance obligations or promises to transfer goods or services to a customer. We allocate the total transaction price to each performance obligation using our best estimate of the standalone selling price of each identified performance obligation.

Deferred revenue primarily represents service contracts and equipment maintenance, for which consideration is received in advance of when service for the device or equipment is provided, and a smaller component of product shipments where a residual installation service is to be completed. Revenue related to services contracts and equipment maintenance is recognized over the service period as time elapses. Revenues related to products containing an installation clause are recognized once the item is confirmed installed by the customer.

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Employee Benefit Plans

DIH has defined contribution plans or benefit pension plans covering substantially all of its employees. We recognize a liability for the underfunded status of the single employer defined benefit plans. Actuarial gains or losses and prior service costs or credits are recorded within other comprehensive income (loss). The determination of our obligation and related expense for our sponsored pensions is dependent, in part, on management’s selection of certain actuarial assumptions in calculating these amounts.

The actuarial assumptions used for the defined benefit plans are based on the economic conditions prevailing in the jurisdiction in which they are offered. Changes in the defined benefit obligation are most sensitive to changes in the discount rate. The discount rate is based on the yield of high-quality corporate bonds quoted in an active market in the currency of the respective plan. A decrease in the discount curve increases the defined benefit obligation. DIH regularly reviews the actuarial assumptions used in calculating the defined benefit obligation to determine their continuing relevance. We utilized weighted discount rates of 1.50% and 2.10% for our pension plan expenses for fiscal 2024 and fiscal 2023, respectively.

Sensitivity to changes in the discount rate used in the calculation of our pension plan liabilities is illustrated below (dollars in millions).

	Percentage Point Change	Projected Benefit Obligation (Decrease) Increase	Service Cost (Decrease) Increase
Discount rate	+/-1.00%	$(1.6) / 2.1	$(0.2) / 0.2

Income Taxes

DIH accounts for income taxes in accordance with Accounting Standards Codification Topic 740, Income Taxes (Topic 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and other loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. DIH reviews its deferred income tax asset valuation allowances on a quarterly basis or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred income tax asset is considered, along with any positive or negative evidence including tax law changes. Since future financial results and tax law may differ from previous estimates, periodic adjustments to DIH’s valuation allowances may be necessary. DIH has generated operating losses in each of the years presented.

DIH is subject to income taxes in the U.S. and numerous foreign jurisdictions These tax laws and regulations are complex and significant judgment is required in determining DIH’s worldwide provision for income taxes and recording the related deferred tax assets and liabilities.

In the ordinary course of DIH’s business, there are transactions and calculations where the ultimate tax determination is uncertain. Accruals for unrecognized tax benefits are provided for in accordance with the requirements of Topic 740. An unrecognized tax benefit represents the difference between the recognition of benefits related to items for income tax reporting purposes and financial reporting purposes. DIH’s tax returns are subject to regular review and audit by US and non-US tax authorities. Although the outcome of tax audits is always uncertain, DIH believes that it has appropriate support for the positions taken on its tax returns and that its annual tax provision includes amounts sufficient to pay any assessments. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year and would be the obligation of Parent. DIH accrues interest and penalties related to uncertain tax positions as a component of income tax expense.

Refer to Note 15 of the Notes to Annual Consolidated Financial Statements for further discussion regarding DIH’s income taxes.

New Accounting Standards Not Yet Adopted

For the summary of recent accounting pronouncements, see Note 2 - Summary of Significant Accounting Policies to our condensed consolidated financial statements included in this Quarterly Report.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk.

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, DIH is not required to provide this information.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial and accounting officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and the Company’s Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d- 15(e) under the Exchange Act) as of end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial and accounting officer have concluded that during the period covered by this report, our disclosure controls and procedures were not effective due to material weaknesses in our internal controls over financial reporting. Specifically, the Company concluded that it had limited accounting personnel and other resources with which to address its internal control over financial reporting in accordance with requirements applicable to public companies. The Company’s controls are not designed and operating effectively to allow sufficient and timely detailed review of significant accounting transactions and account reconciliations. In light of the material weakness, we performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with U.S. generally accepted accounting principles. Accordingly, management believes that the financial statements included in this Annual Report present fairly in all material respects our financial position, results of operations and cash flows for the periods presented.

Inherent Limitations on Effectiveness of Controls

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Remediation Plan

We are implementing measures designed to improve our internal controls over financial reporting to remediate this material weakness including adding additional qualified accounting personnel, engaging consultants to assist with the financial statement close process and evaluate accounting treatment of significant unusual transactions, and segregating duties among accounting personnel to enable adequate review controls. These additional resources and procedures are intended to enable us to broaden the scope and quality of our internal review of underlying information related to financial reporting and to formalize and enhance our internal control procedures.

The material weakness will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time, and we have concluded, through testing, that the newly implemented and enhanced controls are operating effectively. We are continuing to work on the implementation of our remediation plan, following which we will continue to test such controls over time.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the last the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 12 months preceding the date of this Quarterly Report on Form 10-Q.

Item 1A. Risk Factors.

In addition to other information contained elsewhere in this report, you should carefully consider the factors discussed in Part I, Item 1A. Risk Factors in our most recent Annual Report on Form 10-K, which could materially affect our business, financial condition or future results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Not applicable.

Item 3. Defaults Upon Senior Securities.

None

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the quarterly period covered by this report.

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Item 6 Exhibits

Exhibit Number	Description
2.1	Business Combination Agreement, dated as of February 26, 2023, by and among Aurora Technology Acquisition Corp., Aurora Technology Merger Sub Corp., and DIH Holding US, Inc. (incorporated by reference to Exhibit 2.1 of the registrant’s Current Report on Form 8-K filed with the SEC on February 27, 2023).
3.1	Amended and Restated Certificate of Incorporation of DIH Holding US, Inc.
3.2	By-Laws of DIH Holding US, Inc.
4.1	Description of Securities
4.2	Warrant Agreement
4.3	Debenture dated June 7, 2024
4.4	Warrant Agreement dated February 7, 2022
4.5	Placement Agency Agreement dated January 31, 2025
4.6	Form of Class A Warrant dated February 3, 2025
4.7	Warrant Agency Agreement dated as of February 3, 2025 between the Company and Continental Stock Transfer & Trust Company
10.1	Amended and Restated Registration Rights Agreement , dated as of February 7, 2024, by and among, (i) Aurora Technology Acquisition Corp., a Delaware corporation (formerly a Cayman Islands exempted company), (ii) ATAC Sponsor LLC, a Delaware limited liability company, (iii) Maxim Group LLC, (iv) the Sponsor equityholders as set forth on Exhibit A thereto, (v) certain equityholders designated on Exhibit B thereto and (vi) any other parties listed on the signature pages thereto and any other person or entity who thereafter becomes a party to the Agreement
10.2	Securities Purchase Agreement dated June 6, 2024
10.3	Security Agreement dated June 6, 2024
10.4	Subsidiary Guarantee Agreement dated June 6, 2024
10.5	Form of Deposit Account Control Agreement
10.6	Registration Rights Agreement dated June 6, 2024
10.7	Form of Voting Agreement
10.8	Form of Lock Up Agreement
10.9	Subscription Agreement dated February 8, 2024
10.10	Securities Purchase Agreement dated January 31, 2025
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Claw-Back Policy
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIH HOLDING US, INC.

Date:	February 14, 2025	By:	/s/ Jason Chen
		Name:	Jason Chen
		Title:	Chief Executive Officer

DIH HOLDING US, INC.

Date:	February 14, 2025	By:	/s/ Lynden Bass
		Name:	Lynden Bass
		Title:	Chief Financial Officer and Director
(Principal Financial and Accounting Officer)

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Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jason Chen, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of DIH Holding US, Inc. for the quarter ended December 31, 2024;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 14, 2025	By:	/s/ Jason Chen
Jason Chen
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Lynden Bass, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of DIH Holding US, Inc. for the quarter ended December 31, 2024;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 14, 2025	By:	/s/ Lynden Bass
Lynden Bass
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of DIH Holding US, Inc. (the “Company”) on Form 10-Q for the quarter ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jason Chen, Chief Executive Officer (Principal Executive Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 14, 2025	By:	/s/ Jason Chen
Jason Chen
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of DIH Holding US, Inc. (the “Company”) on Form 10-Q for the quarter ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Lynden Bass, Chief Financial Officer (Principal Financial Officer) of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: February 14, 2025	By:	/s/ Lynden Bass
Lynden Bass
Chief Financial Officer
(Principal Financial Officer)